RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

May 6, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Washington, D.C. 20249
Attn: H. Christopher Owings, Mara Ransom, and Chris Chase

RE:	Premier Power Renewable Energy, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 1, 2009
File No. 333-155241
Form 10-Q/A for Fiscal Quarter Ended September 30, 2008
Filed February 5, 2009
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 333-140637

Dear Mr. Owings, Ms. Ransom, and Mr. Chase:

Set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated April 29, 2009.  We have reproduced the Staff’s comments for your convenience and have followed each comment with the Company’s response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.  Capitalized terms not defined herein have the meaning set forth in the Company’s Registration Statement on Form S-1 referenced above.

Amendment No. 2 to Registration Statement on Form S-1

General

1.
We note that this Amendment No. 2 to your Registration Statement was submitted under an inaccurate file number, 333-140637. Please withdraw Amendment No. 2 and re-file it under the applicable file number, 333-155241. Refer to Rule 477 under the Securities Act of 1933. Please note that because you are withdrawing only Amendment No. 2, as opposed the entire registration statement, your withdrawal should use the Edgar tag “AW.”

Response:  We withdrew Amendment No. 2 to the Registration Statement filed under the file number 333-140637 and re-filed Amendment No. 2 under the applicable file number, 333-155241, on April 30, 2009.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
May 6, 2009

Selling Security Holders, page 19

Selling Security Holder Table, page 20

2.
We note that footnote two on page 20 states that 24,448,000 shares were cancelled by Vision Opportunity Master Fund, Ltd., but your response to comment 15 in your February 15, 2009 letter and comment three in your March 31, 2009 letter both state that 25,448,000 shares were cancelled. We also note that your 8-K filed on September 11, 2008 indicates that 25,448,000 shares were cancelled by Vision. Please revise your disclosure on page 20 and make conforming changes as needed to reflect the accurate number of shares that Vision cancelled.

Response:  Vision Opportunity Master Fund, Ltd. agreed to cancel 25,448,000 shares rather than 24,448,000 shares.  We have revised our disclosures in footnote 2 on page 20 and on page II-3 of Amendment No. 3 to our Registration Statement (the “Amended S-1”) accordingly.

Business, page 22

Financing Transaction, page 22

3.
We note your statement in the fourth paragraph on page 23 that you will not receive any proceeds from the exercise of 1.6 million options held by Vision Opportunity Master Fund, Ltd. Please expand your disclosure to explain why you will not receive any proceeds from the exercise of these options. In this regard, we note your response to comment 18 of our November 10, 2008 letter which includes a footnote stating that “the 1.6 million options were not issued by the Company, but, rather from stockholders of the Company.”

Response:  We have expanded our disclosure on page 23 of the Amended S-1 to clarify that the options were issued by stockholders of the Company.

4.
We note that in response to comment five of our March 6, 2009 letter you state a dollar value per share of $4.25 for the shares underlying the options held by Vision Opportunity Master Fund, Ltd. And this value is stated at the top of the table you provide on page 23. It appears, however, that the following calculations for “Combined Total Market Price” and “Total Possible Discount” are based on a dollar value per share of $3.30, which is the value you previously provided in response to comment 18 of our November 10, 2008. Please revise your calculations in the table on page 23 to utilize the dollar value per share of $4.25 or advise us why you do not believe this is appropriate.

Response:  We have revised such calculations in the table on page 23 to utilize the dollar value per share of $4.25.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
May 6, 2009

5.
We note the table you provide at the bottom of page 23 with the column headings “Gross Proceeds Paid/Payable in Financing Transaction” and “Combined Total Possible Profit to be Realized as a Result of all Conversion Discounts Regarding the Shares of Common Stock Underlying the Options to be Registered.”  In light of the disclosure you provide beginning on page 22 regarding the Financing and your decision to no longer register the shares of common stock underlying the warrants or Series A Preferred shares issued as part of the Financing, please delete this table.

Response:  We have deleted that table from page 23 of the Amended S-1.

6.
We note the first paragraph on page 24 describing the contents of the table that follows. Please revise this paragraph to specifically state that the table represents the Share Exchange and Financing that are described beginning on page 22. Please also provide an explanatory footnote describing the current status of the 7 million shares that are issuable to Vision Opportunities Master Fund.

Response:  We have made such revisions on page 24 of the Amended S-1.

7.
We note that in the first table on page 24 you indicate that the market price per share of your common stock immediately prior to the Share Exchange and financing transactions was $0. In comparison, we note your response to comment one of our March 6, 2009 letter where you state you obtained an independent valuation of $0.42 per share with respect to the same shares.  Please revise this table to utilize the $0.42 per share value. If you deem it appropriate, you should also provide explanatory footnote disclosure describing the manner in which this value was determined.

Response:  We have revised the per share value and added an explanatory footnote in the first table on page 24.

Customers, page 27

8.
We note your revised disclosure in the first paragraph of this section stating that “one customer accounted for 16%” of your revenues in 2007. Please revise your disclosure to include the name of this customer.

Response:  We have revised our disclosure accordingly on page 27 of the Amended S-1.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
May 6, 2009

Financial Statements, page F-2

Consolidated Statements of Operations, page F-4

9.
We note from your response to comment 14 in our letter dated March 6, 2009 that the shares transferred to Genesis Capital Advisors, LLC by Mr. Marks and Mr. de Anquin were not transferred as payment for any expenses of or services to the Company. Please tell what consideration Mr. Marks and Mr. de Anquin received for the transfer of these shares.

Response:  In exchange for the shares transferred to Genesis Capital Advisors, LLC, Mr. Marks and Mr. de Anquin each received individual consulting services from Genesis.  Specifically, services were provided to Mr. Marks in December 2006 with respect to a private acquisition of shares of Premier Power California’s common stock from the principals of Premier Homes Properties, Inc., which was the entity that spun-off its solar division to form Premier Power California.  Services were also provided to both Mr. Marks and Mr. de Anquin (i) in May 2008 with respect to an offer by a certain company to acquire a portion of each of their shares of Premier Power California; (ii) in June 2008 with respect to another offer by a certain other company to acquire a portion of each of their shares of Premier Power California; (iii) and in June 2008 with respect to a private sale of shares of Premier Power California’s common stock by Mr. Marks to Mr. de Anquin.

Note 7. Equity, page F-14

10.	Please revise to disclose the amount of net proceeds received from the issuance of the preferred stock and the amounts recorded in the financial statements for the preferred stock and the warrants.

Response:  We have revised footnote 7 accordingly.

11.	We reviewed your response to comment number one in our letter dated March 6, 2009 and have the following comments:

•
Please provide us with a copy of the independent valuation you obtained for determining the fair value of your common stock used in your assessment of whether there was a beneficial conversion feature associated with the convertible preferred stock issuance and for allocating the proceeds from your financing transaction. We may have further comment.

•
We note that you believe a change in control transaction is an event within your control. In supporting this stance, please confirm that Board approval is required for any Change of Control Transaction, as defined in your preferred stock agreement, under state law in your state of incorporation and that the preferred shareholders do not control your Board. If certain changes in control or other liquidation events, including those deemed hostile, trigger cash redemption and do not require Board approval, it appears that you would be required to present your preferred shares within mezzanine equity even if the likelihood of redemption is considered remote. See EITF Topic D-98.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
May 6, 2009

•
We note that you determined the combined fair value of the convertible preferred stock and related warrants to be approximately $2 million. Please explain in further detail why you believe your valuations are appropriate, as we are unclear why an investor would pay $7 million for securities deemed to be worth only $2 million. As previously requested, please clarify how you determined the fair value of the preferred stock should equal the value of the common shares available upon conversion on the issuance date as opposed to an amount derived from a generally accepted valuation method, such as discounted cash flow model. If you believe your valuations to be in error, please provide us with a revised relative fair value calculation and revise your financial statements accordingly.

•
In previous correspondences, you indicated that offering costs of the financing included those for outside legal counsel, investment banking, preparation with auditing historical data, identifying and remediating material weakness and completion of the filing and related documents. Please describe in further detail the nature of these costs and why you consider all of them to be specific incremental costs directly attributable to the offering. For example, it appears the costs to remediate material weaknesses and certain auditing and filing costs would have been incurred absent the financing transaction.

Response:  Regarding the Staff’s first bullet point, enclosed is a copy of the independent valuation, for which we have sought confidential treatment.

Regarding the Staff’s second bullet point, we confirm that the holder of 100% of the Company’s Series A Preferred stock does not control the Board, and any “Change of Control” transaction (as defined by the Company’s Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock) requires the approval of the Board under the General Corporation Law of the State of Delaware.

Regarding the Staff’s third bullet point:

•
The valuation of the Company’s common stock was performed in conformity with Statement on Standards for Valuation Services #1, issued by the AICPA.  Please see the enclosed copy of the independent valuation report and addendum, for which we have sought confidential treatment.

•
Those standards include a reference to a valuation date, which in this case is September 9, 2008, the specific date of the estimation of the interest in the Company. The standards the Company followed ensured the valuation analyst consider only circumstances existing at the valuation date and events occurring up to the valuation date, and not the date of its valuation report, which was November 3, 2008.

•
The Company’s management determined that the fair value of the preferred stock should equal the value of the shares of common stock available upon conversion on the issuance date by using the independent valuation obtained by the Company for its common stock as the most significant unobservable input since there was no active market for the Company’s common stock or preferred stock.  Management had no observable inputs from any market for its preferred stock.

•
Management considered future cash flows and appropriately risk-adjusted discount rates (see FSP SFAS 157-3), but knowing there are no observable inputs for the valuation preferred stock, the Company could not apply this approach for the value of the preferred stock.

•
With regard to the $7 million private placement of the Company’s Series A Convertible Preferred Stock and Series A and Series B Warrants, management did not deem it appropriate to automatically conclude that the transaction price is determinative of fair value (See FSP SFAS 157-3).  In fact, the offering costs of $1,499,105 (over 21% versus approximately 8% in active markets) are indicative of a dislocated market.  In addition, the preferred shares and warrants issued can convert to 7 million shares of common stock representing a 21.2% interest of the Company for a total investment of $16.6 million.  Such an investment would value the Company (100%) at over $78 million.  At September 9, 2008, management concluded using reasonable judgment that to value the Company at $78 million is not representative of the Company’s fair value as the valuation for the Company completed by the independent firm, conformed with Statement on Standards for Valuation Services #1, stated a value of $11 million.

•
Lastly, although management can only surmise the investor’s intent, a possible belief would be that the investor paid $7 million for preferred stock and warrants in a solar energy company as a speculative investment, which in today’s political, social, and economic environment, the investor perceived as an opportunity.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
May 6, 2009

Regarding the Staff’s last bullet point, below is a more detailed description of the nature of the financing-related costs.  Please note that the Company has not recorded costs attributable to the remediation of material weaknesses or significant deficiencies as financing-related costs.  .

•
Legal: The Company incurred legal costs specific to the financing transaction, including negotiations and drafting of documents, and specific to the preparation and review of the registration statement and related documents.  Audit and interim review costs associated with the Company’s recurring reporting obligations as a registrant are excluded from such costs and have not been recorded as financing-related costs.

•	Investment banking: The Company incurred investment banking costs specific to the financing transaction.

•	Audit: The Company incurred audit costs specific to the preparation of the registration statement, including the accounting of proceeds received and costs associated with the financing transaction.

•	Filing: The Company incurred filing costs specific to the filing of the registration statement.

•	Investor Costs: The Company also incurred the investor’s legal fees and other fees related to the financing that the Company was obligated to pay.

The Company considers all of these costs to be specific incremental costs directly attributable to the offering because each was a cost specifically required by the financing transaction, including the costs associated with the registration statement.

Note 8. Income Tax, page F-15

12.
We reviewed your response to comment 16 in our letter dated March 6, 2009 and the disclosure added in Note 8 beginning on page F-15. Please revise your disclosure to reconcile the amounts of deferred tax assets and liabilities presented in your balance sheet with the amounts of deferred tax assets and liabilities presented in your balance sheet with the amounts of deferred tax assets and liabilities presented in the table on page F-17. It appears that the difference results from the exclusion of your long-term deferred tax asset balance from the table on page F-17.

Response:  We have revised our disclosures in Note 8 accordingly.

Form 10-K for Fiscal Year Ended December 31, 2008

13.	The comments on the Form S-1 should be complied with in the Form 10-K to the extent applicable.

Response:  We have amended the annual report on Form 10-K for the fiscal year ended December 31, 2008 accordingly.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
May 6, 2009

Item 9A. Controls and Procedures page 25

Management’s Annual Report on Internal Control Over Financial Reporting, page 25

14.
Please revise your management’s report on internal control to include your management’s conclusion as to whether your internal controls over financial reporting were effective or ineffective as of December 31, 2008. Refer to Item 308T(a) of Regulation S-K.

Response:  We have revised management’s report accordingly.

*          *          *

If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely,

RICHARDSON & PATEL, LLP

/s/ Jamie H. Kim
Jamie H. Kim, Esq.

cc:           Dean Marks, Premier Power Renewable Energy, Inc.
Teresa Kelley, Premier Power Renewable Energy, Inc.
Kevin Leung, Esq., Richardson & Patel LLP
Dominador Tolentino, Esq., Richardson & Patel LLP

PREMIER POWER RENEWABLE ENERGY, INC.

VALUATION OF 100% INTEREST IN COMMON STOCK

SEPTEMBER 9, 2008

PREMIER POWER RENEWABLE ENERGY, INC.

TABLE OF CONTENTS

	Page
Report Letter	1
Introduction	2-3
Sources of Information	4
Company Overview	5-6
Financial Statement Analysis	7
Analysis of Economic Conditions	8-10
Industry Overview	11-12
Valuation Approaches and Methods Considered	13-14
Valuation Method Utilized	15
Conclusion of Value – Comparable Transaction Method	16
Conclusion and Opinion	17-18
Appendix I – Assumptions and Contingent and Limiting Conditions	19-23
Appendix II – Historic Balance Sheets	24
Appendix III – Historic Statements of Operations	25
Appendix IV – Historic Statements of Shareholders'/ Members' Equity	26
Appendix V – Representations/Certification	27-28

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
406 Lippincott Drive, Suite J
Marlton, NJ 08053
856- 346-2828 (Phone) 856-396-0022 (Fax)

Premier Power Renewable Energy, Inc.
4961 Windplay Drive
Suite 100
El Dorado Hills, CA 95762

We have been engaged to render an opinion of the fair market value of a 100% interest in the common stock of Premier Power Renewable Energy, Inc. at September 9, 2008. We have valued the interest at fair market value utilizing the going concern premise of value to reflect an ownership interest in an ongoing business.

Our report has been prepared in connection with a public stock offering of Premier as of September 9, 2008. We have no obligation to update this report for events occurring after its issuance. This report should be read and relied upon in conjunction with the accompanying certification and statement of limiting conditions. All data reflected in the appendix constitutes an integral part of this report.

The report is to be distributed only in its entirety and is intended and restricted to Premier and their representatives. The report is not to be used, circulated, quoted or otherwise referred to in whole or in part for any other purpose without the express written consent of Bagell, Josephs, Levine & Company.

Based on the computations and assumptions reflected in this report, it is our opinion that the fair market value of a 100% interest in the common stock of Premier is computed to be $11.02 million, or $.42 per share at September 9, 2008.

This valuation engagement has been completed in conformity with the AICPA's statement on Standards for Valuation Services which became effective January 1, 2008.

David L. Firestone, CPA, CrFA, CFE
Bagell, Josephs, Levine & Company, L.L.C.
November 3, 2008

INTRODUCTION

We have been engaged to render an opinion of the fair market value of the 100% interest in common stock of Premier Power Renewable Energy, Inc. at September 9, 2008. Our report has been issued on this matter dated November 3, 2008.

PREMISE OF VALUE

The going concern premise assumes that the enterprise will continue operations into the future. Going concern value is defined in the International Glossary of Business Valuation terms as "the value of a business enterprise that is expected to continue to operate into the future." Consequently, the premise of going concern recognizes that a continuing business entity has in place an operating entity, the necessary licenses and systems, and utilizing established procedures with the likelihood of continuation.

FAIR MARKET VALUE

In the United States, the most widely recognized and accepted standard of value is termed fair market value. It is the standard used in all federal tax matters, whether it be gift taxes, estate taxes, income taxes or inheritance taxes. The IRS has defined fair market value in Revenue Ruling 59-60 as follows: "the price at which the property would change hands between a willing seller and a willing buyer, when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts."

FACTORS AFFECTING VALUATION

The computation of value of an entity must take into consideration various factors and circumstances that influence value. These factors and circumstances have been considered in the preparation of this report and include the following:

1. The nature of the business and the history of the enterprise from its inception.
2. The economic outlook in general and the condition and outlook of the specific industry in particular.
3. The book financial condition of the business.
4. The earning capacity of the company.
5. The dividend-paying capacity.
6. Whether or not the enterprise has goodwill or other financial value.
7. Sales of the stock and the size of the block to be valued.
8. The market price of stocks of corporations engaged in the same or similar line of business having their stocks traded in a fair and open market either on an exchange or over-the-counter.

In Revenue Ruling 59-60, the consideration of the various factors and circumstances and their effect on valuation was stated by the Internal Revenue Service when it held: "A determination of

2

fair market value, being a question or fact, will depend upon the circumstances. In each case, no formula can be devised that will be generally applicable to the multitude of different valuation issues arising in estate and gift tax cases. In resolving such differences, you should maintain a reasonable attitude in recognition of the fact valuation is not an exact science. A sound valuation will be based upon all relevant facts, but the elements of common sense, informed judgment, and reasonableness must enter into the process of weighing those facts and determining their accurate significance."

Subsequently, the IRS expanded the applicability of Revenue Ruling 59-60 to include all business valuation matters, no longer restricting IRS use to the estate and gift tax arena.

3

SOURCES OF INFORMATION

In order to perform our valuation analysis, we reviewed the following sources of information:

Financial Information

- Audited financial statements for Premier Power Renewable Energy, Inc. as of December 31, 2007 and 2006 and unaudited financial statements as of June 30, 2008 and 2007.
- Projected statements of operations for the years ending 2008, 2009 and 2010.
- Form 8-K for September 9, 2008.

Other Documents

- Securities Purchase Agreement dated September 10, 2008.
- Registration Rights Agreement as of September 9, 2008.
- Form of Lock-up Agreement as of September 9, 2008.
- EscrowAgreement as of September 9, 2008.
- Share Exchange Agreement as of September 9, 2008.
- Certificate of Designation of Preferences, Rights & Limitations of Series a Convertible Preferred Stock.
- Series of Common Stock Purchase Warrant
- Series B Common Stock Purchase Warrant
- Form 8-K for August 18, 2008 for Harry's Trucking Inc.

4

COMPANY OVERVIEW

On September 9, 2008, Premier Power Renewable Energy, Inc., a Delaware corporation, in a share exchange transaction, acquired a solar power business that specializes in solar integration. By executing a share exchange agreement, the company's majority stockholders, Premier Power Renewable Energy, Inc., a California corporation in which the shareholders of Premier Power of California became the controlling shareholders of Premier Power of Delaware and Premier Power of California became a wholly owned subsidiary of Premier Power of Delaware. In addition, as part of the transaction, Bright Future Technologies, L.L.C., a Nevada Limited Liability Company and Premier Power Sociedad Limitada, a Limited Liability Company formed in Spain, became wholly owned subsidiaries of Premier Power of Delaware. Concurrent with the exchange agreement, Premier extended into a securities purchase agreement in which it agreed to issue and sell a total of 3.5 million units of preferred stock to one accredited investor for an aggregate price of $7 million, or $2 per share. Each unit consists of one share of series A preferred stock, one half of series A warrant and one half of one series B warrant. Immediately after the exchange agreement was consummated, Premier Power had 26,018,750 shares of common stock issued and outstanding.

Premier Power is a developer, designer, and integrator of solar energy solutions. The company develops, markets and maintains solar energy systems for residential, commercial and industrial customers in North America and Spain. The Premier Power group use solar components from the industry's leading suppliers and manufacturers such as General Electric, Sharp, Fromius, SMA and SunPower Corporation. The Premier Power Group's clients have included utility companies such as Pacific Gas and Electric and Sienna Pacific Power Company, homebuilders such as KB Homes and numerous agricultural clients such as leading wineries in Napa Valley, California.

The Company was originally incorporated as Harry's Trucking, Inc. in Delaware on September 1, 2006 and had business operations as a third party logistics provider for supply chain management through a wholly owned subsidiary, Harry's Trucking L.L.C., which was formed on April 2, 2004 as a limited liability company in California. In connection with the closing of the share exchange, the company sold 100% of its interest in Harry's Trucking L.L.C. to Haris and Omar Tajyan. Effective September 5, 2008, the name of the company was changed to Premier Power Renewable Energy, Inc.

As previously noted, on September 9, 2008, an exchange transaction was consummated with Premier Power California in which Premier Power California became a wholly owned subsidiary of Premier Power Renewable Energy, Inc.

In 2001, Premier Homes Properties, Inc. formed a solar power systems design and integration division in order to meet its internal mandate to make one out of every three homes Premier Homes developed, into a solar home. On April 22, 2003, in order to meet the growing demand for commercial and residential retrofit solar power systems installations, the solar division was spun-off from Premier Homes by the formation of Premier Power California.

5

Bright Future is a wholly owned subsidiary of Premier Power California operating as a trading company that allows Premier Power California and Premier Power Spain to consolidate its purchases from suppliers of solar energy in order to achieve advantageous trade terms. Bright Light was formed as a Nevada limited liability company on December 13, 2006.

Premier Power Spain is a wholly owned subsidiary of Premier Power California and is the base of Premier Power California's European operations. Premier Power Spain was formed on July 7, 2006 as a Spanish limited liability company by the principals of Premier Power California in order to conduct design, sales and installation operations in Spain and other parts of Europe. Premier Power Spain has two offices in Spain, its headquarters in Pamplona and a satellite office in Madrid.

Other information includes the following:

Audited financial statement as of and for the years ended December 31, 2007 and 2006 and unaudited financial statements as of and for the six months ended June 30, 2008 and 2007 include Premier Power Renewable Energy, Inc. (Premier Power California), Bright Future Technologies, L.L.C. and Premier Power Sociedad Limitada.

Revenue on photovoltaic installation contracts is recognized using the percentage of completion method of accounting.

Premier Power Spain's functional currency is the Euro. Its assets and liabilities are translated at year-end exchange rates, except for certain non-monetary balances, which are translated at historical rates.

In February 2007, Premier Power California entered into an agreement with Guaranty Bank for $2 million line of credit, maturing in February, 2008. The line of credit was renewed in February 2008 with a borrowing limit of $3 million, maturing in February 2009.

6

FINANCIAL STATEMENT ANALYSIS

Appendices II - IV detail Premier Power Renewable Energy, Inc.'s audited balance sheets, statements of operations and statements of shareholders'/members' equity as of December 31, 2007 and 2006 and for the years then ended, as well as similar unaudited financial statements as of June 30, 2008 and 2007 and for the six months then ended.

According to Management, Premier has experienced significant growth in the first six months of 2008 compared to 2007. This is the result of the uncertainty of the investment tax credit being renewed by the end of 2008. Eventually, the investment tax credit was renewed in early October of 2008, but by June 30, 2008, the issue was still open. Many customers purchased a system by June 30, 2008 to insure that they could take advantage of the investment tax credit. In addition, Management has indicated that gross margins for 2008 decreased with Premier's shift toward larger commercial utility projects. These projects carry lower margins and a higher dollar volume. Increased competition and the tightening of module supply and additional factors adversely impacted margins.

Other items of note include an increase in sales and marketing expenses attributable to increased billing costs, including sales person salaries and commissions.

Administrative costs have increased due to increased wages, benefits and other overhead.

7

ANALYSIS OF ECOMONIC CONDITIONS

According to KeyValueData, through the second quarter of 2008, the U.S. economy continued to plow through rough waters, although it had succeeded in avoiding a long-feared contraction during the first half of the year. In fact, the economy continued to grow throughout this time at a modest pace. Yet while the economy as a whole escaped a recession, this same good fortune was not present in all parts of the country, as an increasing number of smaller metropolitan economies were showing evidence of at least localized recessions. In addition, concerns about "stagflation," or the combination of stagnant growth and high inflation risk, are driving many economists to wonder if the Federal Reserve's economic stabilization strategies were sufficient to keep the U. S. economy on a path of growth and eventual recovery.

The indisputably hard economic times notwithstanding, in official terms, through the first half of 2008, the U. S. economy was able to avoid a recession and, according to preliminary estimates, showed continued though modest growth momentum. Despite increased inflation and lower levels of consumer spending, the U. S. Bureau of Economic Analysis (BEA) reported a 1.9% increase in economic output for the second quarter of 2008, up from a first quarter revised growth rate of 1.0% and a fourth quarter 2007 revised contraction rate of 0.2%. While the Q2 2008 growth rate represents improvement over the rates of the previous two quarters, it is nevertheless the slowest second quarter rate of U. S. Growth since 2001.

Job growth, a major barometer of overall economic growth, continued to follow the erratic patterns forecast by economists earlier this year. After a brief April 2008 recovery period following a record-setting 5.1% unemployment rate in March, the jobless rate raced back to 5.5% in both May and June. The jobless rate continued its upward momentum through July when it peaked at 5.7%. A large portion of July's employment casualties took place in the ranks of the teenaged labor force.

On the corporate front, analysts continued to disagree on the likely direction of corporate profits through the second half of 2008. In mid-July 2008, MarketWatch reported, in its monthly survey of economic conditions, that 65% of fund managers surveyed believed that corporate profits would continue to dip throughout the remainder of 2008 and 2009. This forecast meshes with projections made earlier in the year. For instance, Bloomberg Online reported in April 2008 that strategists from Goldman Sachs expected corporate profits for the balance of 2008 to yield "generally disappointing results and a swath of lowered profit guidance." This pessimistic view is not uniform, however, as other Wall Street analysts have forecast a 14% rise in corporate profit levels for Q3 2008 and a 55% jump in profits for Q4.

Rising Unemployment & Inflation

Until recently, the economy's flirtation with recession had not penetrated U. S. labor markets. From late 2007 through early 2008, U. S. employment levels remained in a guarded yet relatively stable state, with few major fluctuations in employment and unemployment rates. However,

8

following a record high jobless rate of 5.1% in March 2008, the employment situation has remained in a volatile state. After a brief period of recovery in April 2008, when jobless levels slid back to 7.6 million, the total number of unemployed persons increased to 8.5 million in May, a number that was sustained through June. Nor did July 2008 bring encouraging news: during that month, the Bureau of Labor Statistics reported that unemployment levels had reached 8.8 million. Similar patterns governed the course of the unemployment rate. The overall U. S. unemployment rate jumped by 0.3% in March 2008 to 5.1%, the first time since September 2005 that the rate had topped 5%. The rate then fell back slightly to 5.0% in April. The May 2008 unemployment rate then surpassed the March high, climbing to 5.5%, and remained at that level in June. The July 2008 unemployment rate surpassed these previous months, jumping 5.7% - a rate not seen since March 2004.

Once a solitary bright spot on the economic horizon, rising price levels and the resulting fears of renewed inflation have become more than an idle worry among economy watchers – they've become a key focus. Consumer prices in June 2008 increased by 5.0% over those of a year earlier. During Q2 2008, monthly price increased ranged from 3.9% and 5.0%, compared to the same months a year earlier. Overall, throughout the first six months of 2008, the consumer price index (CPI) rose at a 5.5% seasonally adjusted annual rate, as compared with an increase of 4.1 % for all of 2007. Higher energy costs remained a key factor in increasing prices. Producer prices have continued to climb throughout the summer as well. In July 2008, the producer price index (PPI) for all items was 9.8% greater than the level of a year earlier and a full 1.2% higher than the rate during the previous month. July's wholesale price increase marked a 27-year high. The last comparable increase was reported in June 1981, when wholesale price hikes peaked at 10.4%. Acknowledging the risk borne by accelerating inflation rates, the Federal Reserve has focused more attention on inflation than in years past – a changed focus that was particularly evident in late May when the Fed raised its 2008 inflation projection by a full percentage point over its initial forecast made in January.

The Housing Slump and Shifts in Energy

The U. S. housing market downturn – one of the most important contributors to the current economic slowdown – continued its drag on the broader U. S. economy through the second quarter of 2008. Following the Mortgage Bankers Association's announcement of a record 1 million U. S. home foreclosures during Q1 2008, the downward momentum continued with nearly 740,000 foreclosure filings during the second quarter. Likewise, U. S. home sales have continued to trend downward with a decline of 0.6% June 2008, following a brief recovery in April and May. Meanwhile in June, privately-owned housing starts increased by 9.1%, while single-family housing starts dropped by 5.4%. Similar trends held for housing completions in June, with a 1.2% increase in privately-owned housing completions and a 2.9% decline in single-family housing completions. In comparable fashion, average U. S. home prices, after experiencing a brief recovery in April 2008, once again began to trend downward with a 6.1% decline in May and a much smaller decrease of just under 0.1% in June. According to U. S. Census Bureau, the median price for a new home sold in June 2008 was $230,900.

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In sharp contrast to plunging housing prices, U. S. energy prices until recently were on a non-stop upswing. The continued increase in all categories of energy products helped to spur a series of societal adjustments, including a significant reduction in domestic auto travel, the enactment of four-day work weeks in both the private and public sectors, a steep decline in SUV and other large-vehicle sales. Slowing demand, however, seemed to be at least a partial catalyst for the sudden downtrend in crude petroleum price beginning in early August 2008, with prices dipping to a three-month low of $112.31 per barrel. According to the Associated Press, a strengthening U. S. dollar and more conservative U. S. energy usage contributed to the easing prices.

The Prognosis: Moderation in 2009

Economy watchers have remained on edge with each new announcement of key indicators, energy price changes, and the opening bell for the financial markets. However, even with continued feelings of uncertainty, the general expectation is one of perseverance through high prices, leading to a gradual recovery and modest growth, with the effects to persist and strengthen as 2009 moves in. This optimism results, in part, from the fact that the Federal Reserve's efforts to fend off an economic contraction have held recessionary forces at bay. In fact, as noted, the U. S. economy actually achieved a growth rate of 1.9% in Q2 – a full point above the revised first-quarter rate of 0.9%.

At present, all eyes remain intently focused on price increases. In heading off the threat of recession by maintaining the current Fed Funds rate, the Fed continues to balance the risk of contraction with that of inflation. Yet the Fed's decision to maintain the Federal Funds rates at 2.00% indicated that the Federal Reserve is not going to act precipitously and at all costs to curb inflation risks. In announcing the decision to hold the Federal Funds rate steady, the Fed remained steadfast, stating that "the committee expects inflation to moderate later this year and next year." Fed Chairman Ben Bernanke added that he would need to see signs that higher inflation expectations were becoming embedded in U. S. wage and price-setting behaviors before lifting the Federal Funds rate.

Nevertheless, the U. S. economy is hardly out of the woods, as many economists have forecast slower economic growth for the remainder of the year. According to an early August 2008 report by the Philadelphia Federal Reserve Bank, surveyed economists lowered third quarter GDP predictions to 1.2%, down from an earlier prediction of 1.7%. For the fourth quarter, the economists foresaw 0.7% growth, down from a previous forecast of 1.8%. Accompanying the slower growth forecasts were predictions of high unemployment rates of 5.7% for the third quarter and 5.8% for the fourth. The Conference Board, a leading business forecasting organization, concurred, forecasting third quarter economic growth of 0.8% and fourth quarter growth of 0.9%.

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INDUSTRY OVERVIEW

According to solarcompanies.com, solar energy is a renewable energy and has been around for thousands of years in one form or another.

Solar energy is all about harnessing the power of the sun to produce energy. The sun rains enough solar energy on the Earth in one day to power the entire energy needs of the world for one year. Solar energy is considered a renewable energy source because it will exist for as long as our sun does, estimated to be another 4 – 5 billion years. Solar energy is also considered a clean energy because it does not produce pollutants harmful to the environment.

Currently, solar energy is produced primarily through the use of solar cells, also known as photovoltaic cells. The process works by placing the cells in direct sunlight. Sun hits the cells causing a reaction that creates an electronic current. The current is then turned into electricity. The problem with these cells, however, is that they are only 15% efficient.

Solar energy is typically classified in two ways, passive and active solar. Both approaches produce solar energy, but in different ways.

Passive solar does not involve panel systems or other moving mechanisms to produce solar energy. Instead, passive solar involves planting a structure in such a way to capture the power of the sun with windows, tanks, and so on. These systems can be used to heat homes and water.

Active solar energy systems typically involve some form of solar panels. The panels are operated to maximize exposure to the sun. Depending on the system, the panels will then directly convert sunlight to electricity, which is then transformed from direct current electricity to alternate current electricity and stored in batteries or fed into the grid system of the local utility. Active systems are more expensive and complex.

The following are advantages and disadvantages of solar energy:
Advantages:

- The power source of the sun is free.
- The production of solar energy produces no pollution.
- The technological advancements in solar energy systems have made them cost effective.
- Most systems do no require any maintenance during their lifetime.
- Most systems have a life span of 30 to 40 years.
- There are current federal and state tax incentives (to be discussed in more detail).

Disadvantages:

- The initial cost of purchase and installation can be expensive.
- Areas with limited sunlight are problematic.
- Solar energy cannot be produced at night.
-

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Current Issues Impacting Industry Conditions

According to an article written by Clifford Krauss in the New York Times on October 21, 2008, there are concerns on the horizon pertaining to renewable energy such as solar energy due to the nation's credit freeze and plunge in oil and natural gas prices. Highlights of the article include:

- As oil and natural gas prices continue to decline, the incentive for utility companies and consumers to buy more expensive renewable energy will decline as well. The result will be a greater dependence on government subsidies, mandates and research financing at a time when the nation has significant economic problems.

- Venture capital financing for some advanced solar projects are drying up.

- Investment analysts indicate that initial and secondary stock offerings by clean energy companies have rapidly declined.

- Worldwide project financing for new construction of renewable energy projects this year fell to $17.8 billion in the third quarter from $23.1 billion in the second quarter, with an expected sharp decline in the fourth quarter and next year.

On October 3, 2008, H. R. 1424, the Emergency Economic Stabilization Act of 2008 passed the U. S. House of Representatives. Soon after, President Bush signed the bill into law. The U. S. Senate passed its own version of the bill on October 1, 2008. In the bill are a number of provisions supporting energy efficiency and renewable energy.

The package includes an 8 year extension of the commercial and residential solar investment tax credit, completely eliminates the monetary cap for residential solar electric installations, and allows utilities and alternative minimum tax filers to take the credit.

In summation, the solar investment tax credit provisions will:

- Extend for 8 years the 30% tax credit for both residential and commercial solar installations.

- Eliminate the $2,000 monetary cap for residential solar electric installations, creating a true 30% tax credit (effective for property placed into service after December 31, 2008).

- Eliminate the prohibition on utilities from benefiting from the credit.

- Authorize $800 million for clean energy bonds for renewable energy generating facilities including solar.

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VALUATION APPROACHES AND METHODS CONSIDERED

The appraisal of any interest can be broadly classified into one of three approaches, namely the asset-based (cost), market, and income approaches. In any appraisal analysis, all three approaches must be considered and the approach or approaches deemed most relevant will then be selected for use in the fair value analysis of that interest. Under the three approaches, we have considered the following methods of valuation:

Asset (or Cost) Approaches

Adjusted Net Assets Method
Liquidation Value Method

Income Approaches

Capitalized Earnings/Cash Flow Method
Discounted Earnings/ Cash Flow Method

Market Approaches

Guideline Public Company Method
Comparable Transactions Method

Hybrid Approach (Asset and Income Approaches)

Excess Earnings Method

Each of the above valuation methods utilizes a different approach for the measurement of value.

Asset (or Cost) Approaches

The Adjusted Net Assets Method involves the determination of the component value of the tangible and intangible assets of the business, net of corporate debt, and is considered to be an asset or cost-based approach of valuation.

Under the Liquidation Value Method, the net proceeds that could be reasonable expected to be realized if the assets of a business were sold off piecemeal or in bulk, all liabilities extinguished, and all business activity terminated, are discounted to the present value. The actual sale of assets and the payment of all outstanding obligations, of course, can only establish actual liquidation value. It is also important to consider whether the subject ownership interest is able to cause a sale of the company's assets. Generally, the Liquidation Value method is more appropriate for valuing controlling interests.

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Income Approaches

The Capitalized Earnings/Cash Flow Method represents an income approach to valuation. The value of the business is computed based upon the benefits or income that is available to the business and its stockholders. Typically a single period earnings stream that is derived either from prior or expected future performance is capitalized to reflect value. This normalized single period earnings stream is selected as being representative of future results.

The Discounted Earnings/Cash Flow Method bases the value of a business on the future estimated earnings/cash flows generated by the business. These earnings/cash flows are then discounted to the present value of the future anticipated earnings/cash flow stream using an appropriate discount rate. This method is used when the company's future operations can be reasonable estimated and are expected to differ significantly from current operations, such as changes in business structure or expected changes in economic conditions.

Market Approaches

The Guideline Public Company Method compares the subject company to similar or comparable public companies by utilizing financial benchmarks, including Price to Earnings ratios (P/Es), Price to Book Value ratios, or Price to Cash Flow ratios. This method reflects a market approach to valuation. Companies considered as comparable should be similar in industry, size (assets and sales), capital structure, territory, and other intrinsic characteristics.

The Comparable Transactions Method compares the subject company to transactions of similar comparable companies within its industry and line of business(es) that have been acquired or merged within a reasonable proximity to the valuation date and for which reliable information can be obtained. It also considers transactions in the subject company's history, if any. This method also reflects a market approach to valuation.

Hybrid Approach

The Excess Earnings Method involves the computation of the net equity in the tangible and intangible assets of the business after deducting liabilities and is considered to be a hybrid asset-based and income approach to valuation.

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VALUATION METHOD UTILIZED

As mentioned previously in this report, the Comparable Transaction Method considers transactions in a subject company's history and reflects a market approach to valuation. The method is also known as the "Merged and Acquired Companies Method" and uses the sale of entire companies as a proxy of value. The theory behind the methodology is that when a sales transaction is consummated, it signifies what a buyer is willing to pay a seller for a particular business. The sales price is a solid indicator of the multiple paid for the company sold should be relevant to the value of the subject private company. This information gives the valuation a good sense of the company's value and can be used as a cross-check to corroborate or question valuation results by other methods.

The main concept behind the Comparable Transaction Method boils down to the issue of risk and return. The buyer of a business bases the price to be paid on the return he or she expects from the investment. In this price is the buyer's estimated degree of risk associated with the investment, all other things being equal. If buyers perceive a degree of risk with a particular investment, they will want to pay a lower price than they would otherwise.

For purposes of this valuation, the utilization of the Comparable Transaction Method is more favorable and practical than a cost on income approach. Cost approaches are primarily based on the estimated asset value of a company, and not its income producing potential. In most industries, consideration of asset values is secondary because most acquisitions are based on the acquiring company's expectation that the income stream of the acquired company is greater as a whole than the estimated asset values.

In using an income approach, the valuator must convert an income stream (whether through forecasts using the discounted cash flow method or based on historical results using the capitalization of earnings method) to value using a discount rate and annual rate of return for risk. A discount rate is typically derived from long-term historic rate of return data based on thousands of public company stocks from such sources as Ibbotson & Associates.

For practical purposes, the valuator is not able to determine how many of these public companies are in the same industry as the company being valued, and of similar size, offer similar products, have similar territories, suppliers, or competitors, had reliance on key employees, experienced similar financial performance and trends, and so on. In fact, the data contains companies from an almost limitless number of industries, sizes and types, many in different segments from the subject company.

For purposes of this valuation, we utilized the Comparable Transaction Method to compute value.

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CONCLUSION OF VALUE – COMPARABLE TRANSACTION METHOD

For purposes of this valuation, we utilized two recent transactions in which solar companies were acquired or merged.

On [redacted], 2007, [redacted] completed a merger with [redacted] for a total price of [redacted] or [redacted] as a multiple of gross revenue. [redacted] is a solar electric distributor and operates from a manufacturing and distribution facility in [redacted] The company is a subsidiary of [redacted].

On August 18, 2008, Real Goods Solar Inc., a residential solar energy integrator, acquired Independent Energy Systems, Inc. based in Santa Cruz, California, for $3.6 million, or .60 as a multiple of gross revenue. Real Goods Solar, Inc. is a publicly traded company (NASDAQ), and is a subsidiary of Gaiam, Inc., located in Boulder, Colorado. Gaiam is engaged in the sustainable and renewable energy lifestyle market and has a base of 8 million direct customers.

Based on the preceding information, the average multiplier on the two transactions was .66 of gross revenue. For the year ended December 31, 2007, the gross revenue for Premier Power Renewable Energy, Inc. was approximately $16.7 million. The number of outstanding shares of Premier common stock at September 9, 2008, the date of the share agreement, was 26,018,750.

Based on the data derived from sales transactions consummated by companies operating in similar industries as Premier, our opinion of value of the 26,018,750 of common stock shares outstanding as of September 9, 2008 is as follows:

$16.7 million gross revenue X .66 multiplier = $11.02 million

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CONCLUSION AND OPINION

This report has been expressly prepared to determine the fair market value of the common stock of Premier Power Renewable Energy, Inc.

In any valuation, the valuation specialist is faced with determining two primary factors – risk and return. In determining the risks associated with Premier Power Renewable Energy, we analyzed the specific characteristics of the Company, its industry, current economic conditions, current tax legislature, and other pertinent factors. We also considered (as of the September 9, 2008 valuation date) any unique factors that might impact the Company's ability to achieve its expected and forecasted results.

We have performed a *complete valuation engagement*, as that term is defined in the Statement of Standards for Valuation Services (SSVS) No. 1: *Valuation of a Business, Business Ownership Interest*. This valuation is also considered a *Restricted-Use Appraisal* under the Uniform Standards of Principles of Appraisal Practice (USPAP, 2008 edition).

This valuation was performed solely for fair market value reporting purposes. The resulting estimate of value should not be used for any other purpose or by any other party for any purpose.

This valuation was conducted in accordance with the following standards:

> Our analyses, opinions, and conclusions were developed, and the valuation report prepared, in accordance with the *Uniform Standards of Professional Appraisal Practice ("USPAP")* of the Appraisal Foundation (2008 edition).
>
> The valuation engagement was conducted in accordance with the Statement on Standards for Valuation Services No. 1: *Valuation of a Business, Business Ownership Interest, Security, or Intangible Asset* of the American Institute of Certified Public Accountants.
>
> This valuation and report were completed in accordance with the National Association of Certified Valuation Analysts *Professional Standards* for conducting and reporting on business valuations.
>
> The reported analyses, opinions, and conclusions were developed and the report was prepared, in conformity with the requirements of the *Principles of Appraisal Practice and Code of Ethics* of the American Society of Appraisers.

During the course of our valuation analyses, we were provided with audited pro forma and forecast financial and operational data regarding the Company. Without independent verification, we have relied upon these data as accurately reflecting the results of the operations and financial position of Premier Power Renewable Energy, Inc. We have reviewed for reasonableness this data, in light of the industry and economic data discussed in this report and

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the results of our discussions with Management, its industry, current economic conditions, current tax legislature, and other pertinent factors and we have no reason to believe the data are unreasonable.

However, as valuation consultants, we have not audited these data and express no opinion or other form of assurance regarding their accuracy or fairness of presentation.

We are unrelated to Premier Power Renewable Energy, Inc., and have no current or expected interest in the company or their assets. The results of our analyses were in no way influenced by the fee paid for our services. Additional Assumptions and Limiting Conditions under which this assignment was performed are included as Appendix 1, incorporated herein by reference, to this report.

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APPENDIX 1
ASSUMPTIONS AND CONTINGENT AND LIMITING CONDITIONS

The primary assumptions and limiting conditions pertaining to the value estimate conclusions(s) stated in this report are summarized below. Other assumptions may be cited elsewhere in this report.

The conclusion of value arrived at herein is valid only for the stated purpose as of the date of the report date.

The fair value appraisal may not be used in conjunction with any other appraisal or study. The value conclusion(s) stated in this appraisal are based on the program of utilization described in the report, and may not be separated into parts. The appraisal was prepared solely for the purpose, function, and party so identified in the report. The appraisal report may not be reproduced, in whole or in part, and the findings of the report may not be used in or referred to in any public filing document nor utilized by a third party for any purpose, without the express written consent of the appraiser.

The report and the conclusion of value arrived at herein are for the exclusive use of our client for the sole and specific purposes as noted herein. They may not be used for any other purpose or by any other party for any purpose. They may not be provided to any third party without our prior written consent has been provided, except that it may be provided to the Company's independent accountants. In no event, regardless of whether consent has been provided, shall we assume any responsibility to any third party to which the report is disclosed or otherwise made available. Furthermore, the report and conclusion of value are not intended by the author and should not be construed by the reader to be investment advice in any manner whatsoever. The conclusion of value represent the considered opinion of Bagell, Josephs, Levine & Company, L.L.C., based on information furnished to them by Management's representatives.

No change of any item in any of the appraisal report shall be made by anyone other than Bagell, Josephs, Levine & Company, L.L.C. and we shall have no responsibility for any such unauthorized change.

The working papers for this engagement are being retained in our files for a period of 7 years and are available for your reference. We would be available to support our fair value conclusion(s) should this be required. Those services would be performed for an additional fee.

Neither all nor any part of the contents of the report (especially the conclusion of value, the identity of any valuation specialists(s), or the firm with which such valuation specialist(s) are connected or any referenced to any of their professional designations) should be disseminated or referred to the public through advertising media, public relations, news or sales media, direct transmittal, or any other public means of communication, or referenced in any publication, including any private or public offerings, including but not limited to those filed with the Securities and Exchange Commission (SEC) or other governmental agency, without the prior written consent and approval of Bagell, Josephs, Levine & Company, L.L.C.

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APPENDIX 1
ASSUMPTIONS AND CONTINGENT AND LIMITING CONDITIONS (continued)

We assume responsible ownership and competent management with respect to the subject assets, properties, or business interests. The quality of business management can have a direct effect on the viability and value of the business. The financial projections contained in the valuation are management's responsibility and assumes both responsible ownership and competent management unless noted otherwise. Any variance from this assumption could have a significant impact on the final value estimate.

Events and circumstances frequently do not occur as expected and there will usually be differences between prospective financial information and actual results, and those differences may be material. Accordingly, to the extent that any of the information used in this analysis and report requires adjustment, the resulting fair value would be different.

We do not provide assurance on the achievability of the results forecasted by Management because events and circumstances frequently do not occur as expected; differences between actual and expected results may be material; and achievement of the forecasted results is dependent on actions, plans, and assumptions by management.

Any decision to purchase, sell or transfer any interest or asset in the Company shall be your sole responsibility, as well as the structure to be utilized and the price to be accepted. The selection of the price to be accepted requires consideration of factors beyond the information we will provide or have provided. An actual transaction involving the subject business or assets might be concluded at a higher value or at a lower value, depending upon the circumstances of the transaction and the business, and the knowledge and motivations of the buyers and sellers at that time.

All facts and data set forth in our report are true and accurate to the best of the valuator's knowledge and belief. During the course of the valuation, we have considered information provided by management and other third parties. We believe these sources to be reliable, but no further responsibility is assumed for their accuracy.

We have conducted interviews with Management's representatives concerning the past, present, and prospective operating results of the Company. The conclusion of value arrived at herein is based on the assumption that the current level of management expertise and effectiveness would continue to be maintained, and that the character and integrity of the enterprise through any sale, reorganization, exchange of diminution of the owners'/management's participation would not be materially or significantly changed.

We assume that there is full compliance with all applicable federal, state, and local regulations and laws unless the lack of compliance is stated, defined, and considered in the appraisal report.

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APPENDIX 1
ASSUMPTIONS AND CONTINGENT AND LIMITING CONDITIONS (continued)

We have relied on the representations of third parties concerning the value and useful condition of all equipment, real estate, investments used in the business, and any other assets or liabilities, except as specifically stated to the contrary in this report. We have not attempted to confirm whether or not all assets of the business are free and clear of liens and encumbrances or that the entity has good title to all assets.

Public information and industry and statistical information have been obtained from sources we believe to be reliable. However, we make no representation as to the accuracy or completeness of such information and have performed no procedures to corroborate the information.

We assume that all required licenses, certificates of occupancy, consents, or legislative or administrative authority from any local, state, or national government, or private entity or organization have been or can be obtained or reviewed for any use on which the opinion contained in this report is based.

Any forecasts/projections of future events and circumstances described in this report represent the general expectancy concerning such events as of the Valuation Date. These future events and circumstances may or may not occur as anticipated, and actual operating results may vary from those described in our report. Accordingly, to the extent that any of the information used in this analysis and report requires adjustment, the resulting fair value would be different.

Bagell, Josephs, Levine & Company, L.L.C. is not an environmental consultant or auditor, and it takes no responsibility for any actual or potential environmental liabilities. Any person entitled to rely on this report, wishing to know whether such liabilities exist, or the scope and their effect on the value of the property, is encouraged to obtain a professional environmental assessment. Bagell, Josephs, Levine & Company, L.L.C. does not conduct or provide environmental assessments and has not performed one for the subject property.

Bagell, Josephs, Levine & Company, L.L.C. has not determined independently whether Premier Power Renewable Energy, Inc. is subject to any present or future liability relating to environmental matters (including, but not limited to CERCLA/Superfund liability), nor the scope of any such liabilities. Bagell, Josephs, Levine & Company, L.L.C.'s valuation takes no such liabilities into account, except as they have been reported to Bagell, Josephs, Levine & Company, L.L.C. by Premier Power Renewable Energy, Inc. or by an environmental consultant working for Premier Power Renewable Energy, Inc. and then only to the extent that the liability was reported to us in an actual or estimated dollar amount. Such matters, if any, are noted in the report. To the extent such information has been reported to us, Bagell, Josephs, Levine & Company, L.L.C. has relied on it without verification and offers no warranty or representation as to its accuracy or completeness.

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APPENDIX 1
ASSUMPTIONS AND CONTINGENT AND LIMITING CONDITIONS (continued)

Bagell, Josephs, Levine & Company, L.L.C. has not made a specific compliance survey or analysis of the subject property to determine whether it is subject to, or in compliance with, the American Disabilities Act of 1990, and this valuation does not consider the effect, if any, of noncompliance.

Unless otherwise stated, no effort has been made to determine the possible effect, if any, on the subject business due to future Federal, state, or local legislation, including any environmental or ecological matters or interpretations thereof.

We have used financial projections prepared and approved by management. Management assumes full responsibility for the forecasts. We have not examined or compiled the prospective financial information or the underlying assumptions and, therefore, do not express an audit opinion or any other form of assurance on the prospective financial information or the related assumptions. Events and circumstances frequently do not occur as expected and there will usually be differences between prospective financial information and actual results, and those differences may be material.

All facts and data set forth in our report are true and accurate to the best of Bagell, Josephs, Levine & Company, L.L.C.'s knowledge and belief. All recommendations as to fair value are presented as the Valuation Specialist's conclusion based on the facts and data set forth in this report.

Our report is based on historical and/or prospective financial information provided to us by management and other third parties and has been accepted without any verification as fully and correctly reflecting the enterprise's business conditions specifically noted herein. This information has not been audited, reviewed, or compiled by us, nor has it been subjected to any type of audit, review, or compilation procedures by us, nor have we audited, reviewed, or compiled the books and records of the subject company. Had we audited, reviewed or compiled the underlying data, matters may have come to our attention which would have resulted in our using amounts which differ from those provided; accordingly, we take no responsibility for the underlying data presented or relied upon in this report and express no audit opinion or any other form of assurance on this information.

We have no responsibility or obligation to update this report for events or circumstances occurring subsequent to the "as of" date of this report.

All recommendations as to fair value are presented as the valuator's conclusion based on the facts and data set forth in this report. Our fair market value judgment, shown herein, pertains only to the subject assets, the stated standard of value (i.e., fair value), as of the stated date, and only for the stated fair value purpose. They apply to this valuation report only, and may not be used out of the context presented herein.

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APPENDIX 1
ASSUMPTIONS AND CONTINGENT AND LIMITING CONDITIONS (continued)

In all matters that may be potentially challenged by the SEC, or a court or the Internal Revenue Service, we do not take responsibility for the degree of reasonableness of contrary positions that others may choose to take, nor for the costs or fees that may be incurred in the defense of our recommendations against challenge(s). We will, however, retain our supporting work papers for your matter(s), and will be available to assist in active defense of our professional positions taken, at our then current rates, plus direct expenses at actual, and according to our then current standard professional agreement. Those services would be performed for an additional fee. Thus, future services regarding the subject matter of this report, including, but not limited to testimony or attendance in court, shall not be required of Bagell, Josephs, Levine & Company, L.L.C. unless previous arrangements have been made in writing and agreed to by both parties.

The analyses, opinions, and conclusions presented in this report apply to this engagement only and may not be used out of the context presented herein. The report is valid only for the effective date specified herein and only for the purposes (s) specified herein.

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APPENDIX II

PREMIER POWER RENEWABLE ENERGY, INC.
COMBINED BALANCE SHEETS

ASSETS

	As of December 31, 2007	As of December 31, 2006	(Unaudited) As of June 30, 2008
CURRENT ASSETS			
Cash and cash equivalents	$ 1,278,651	$ 934,853	$ 928,221
Accounts receivable, net of allowance for doubtful accounts of $10,000	2,437,851	1,225,297	2,904,241
Due from shareholders	23,458	-	-
Cost and estimated earnings in excess of billings on uncompleted contracts	37,245	153,087	2,342,290
Inventory, net	1,417,338	496,454	1,114,917
Prepaid expenses and other current assets	69,332	155,604	255,192
Total current assets	5,263,875	2,965,295	7,544,861
Property and equipment, net	314,166	208,494	348,852
Total assets	$ 5,578,041	$ 3,173,789	$ 7,893,713

LIABILITY AND SHAREHOLDERS'/MEMBERS'EQUITY

	As of December 31, 2007	As of December 31, 2006	(Unaudited) As of June 30, 2008
CURRENT LIABILTIES			
Accounts payable	$ 2,611,162	$ 1,179,777	$ 2,771,587
Accrued liabilities	527,550	339,230	935,798
Deferred income taxes	31,152	11,680	221,137
Billings in excess of costs and estimated earnings on completed contracts	1,451,637	1,223,126	1,919,082
Borrowings, current	58,165	32,936	570,719
Total current liabilities	4,679,666	2,786,749	6,418,323
Borrowings, non-current	183,223	70,655	209,475
Total liabilities	4,862,889	2,857,404	6,627,798
Commitments and contingencies			
MINORITY INTEREST	1,650	18,197	319,480
SHAREHOLDERS'/MEMBERS' EQUITY			
Common stock, par $0, 100 shares authorized and outstanding at December 31, 2007 and 2006 and June 30, 2008	100	100	100
Members' equity	3,424	3,424	3,424
Retained earnings	700,913	293,814	913,482
Accumulated other comprehensive income	9,065	850	29,429
Total shareholders'/members' equity	713,502	298,188	946,435
Total liabilities and shareolders'/members' equity	$ 5,578,041	$ 3,173,789	$ 7,893,713

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APPENDIX III

PREMIER POWER RENEWABLE ENERGY, INC.
COMBINED STATEMENTS OF OPERATIONS

	For the Year Ended		(Unaudited) For the Six Months Ended	(Unaudited)
	December 31, 2007	December 31, 2006	June 30, 2008	June 30, 2007
Net sales	$ 16,685,690	$ 9,933,345	$ 17,988,817	$ 8,824,200
Cost of sales	(12,440,839)	(7,529,362)	(15,269,775)	(6,764,456)
Gross profit	4,244,851	2,403,983	2,719,042	2,059,744
Operating expenses				
Sales and marketing	1,493,890	935,228	995,376	685,052
Administrative expense	1,877,888	1,245,791	912,490	848,100
Total operating expenses	3,371,778	2,181,019	1,907,866	1,533,152
Operating Income	873,073	222,964	811,176	526,592
Other income (expense)s				
Interest expense	(26,222)	(7,826)	(39,045)	(6,004)
Interest income	20,340	10,997	21,817	11,474
Total other income (expense)	(5,882)	3,171	(17,228)	5,470
Income before income taxes	867,191	226,135	793,948	532,062
Income tax expense (benefit)	39,873	(4,304)	204,336	5,234
Net income before minority interest	827,318	230,439	589,612	526,828
Minority interest	16,547	(15,869)	(315,043)	18,197
Net income	$ 843,865	$ 214,570	$ 274,569	$ 545,025

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APPENDIX IV

PREMIER POWER RENEWABLE ENERGY, INC.
COMBINED STATEMENTS OF SHAREHOLDERS'/MEMBERS' EQUITY

	Common Stock Shares	Common Stock Amount	Members' Equity	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2005	100	$ 100	$ -	$ 205,641	$ -	$ 205,741
Net income				214,570		214,570
Foreign currency translation adjustment					850	850
Comprehensive income						215,420
Distributions				(126,397)		(126,397)
Proceeds from sale of member units			3,424			3,424
Balance, December 31, 2006	100	100	3,424	293,814	850	298,188
Net income				843,865		843,865
Foreign currency translation adjustment					8,215	8,215
Comprehensive income						852,080
Distributions				(436,766)		(436,766)
Balance, December 31, 2007	100	100	3,424	700,913	9,065	713,502
Net income (unaudited)				274,569		274,569
Foreign currency translation adjustment (unaudited)					20,364	20,364
Comprehensive income (unaudited)						294,933
Distributions (unaudited)				(62,000)		(62,000)
Balance, June 30, 2008 (unaudited)	100	$ 100	$ 3,424	$ 913,482	$ 29,429	$ 946,435

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APPENDIX V
REPRESENTATIONS/CERTIFICATION

I hereby certify that, to the best of my knowledge and belief:

- The statements of fact contained in this report, upon which the analyses, conclusions, and opinions expressed herein are based, are believed to be true and correct.

- The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and is my personal, impartial, and unbiased professional analyses, opinions, and conclusions.

- I have no present or prospective interest in the assets, properties, or business interests that are the subject of this report, and I have no personal interest or bias with respect to the subject matter of this report or the parties involved.

- My engagement in this assignment was not contingent upon developing or reporting predetermined results.

- My compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

- My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice promulgated by the Appraisal Foundation.

- My analyses, opinions, and conclusions were developed, and this report has been prepared in conformity with the code of *Professional Ethics and the Standards of Professional Appraisal Practice* of the American Society of Appraisers; in conformity with *Statement on Standards for Valuation Services No. 1: Valuation of a Business, Business Ownership Interest, Security, or Intangible Asset* of the American Institute of Certified Public Accountants; and in accordance with the *Professional Valuation Standards* of the National Association of Certified Valuation Analysts.

- The valuation report is prepared solely for the purpose stated herein. No other purpose is intended or should be inferred.

- Disclosure of the contents of this report is subject to the requirements of the American Society of Appraisers, and the other professional organizations of which I am a member, related to review by their duly authorized representatives.

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- Mr. Firestone is a Certified Public Accountant (CPA) licensed by the Commonwealth of Pennsylvania and State of New Jersey. Mr. Firestone is a Certified Fraud Examiner accredited by the Association of Certified Fraud Examiners and a Certified Forensic Accountant accredited by the American College of Forensic Examiners Institute. Mr. Firestone, as fair value measurement/valuation specialist, is in compliance with the requirements and continuing professional education (CPE) requirements for his respective credentials and/or associations.

- Discussions with management's representatives were held via telephone conversations and via email. We deemed it unnecessary to visit the corporate headquarters.

- This Certification, the Statement of Assumptions and Limiting Conditions, and the qualifications of the primary valuation specialist are integral parts of appraisal.

- This report was prepared under the direction of David Firestone, CPA, CrFA, CFE. No other person provided significant business appraisal assistance to the person signing this certification.

David Firestone
Certified Public Accountant
Certified Forensic Accountant
Certified Fraud Examiner

Bagell, Josephs, Levine & Company, L.L.C.

Valuation Date: September 9, 2008

Report Date: November 3, 2008

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DISCOUNTED FUTURE INCOME METHOD

The Discounted Future Income Method looks to the future by making annual forecasts of a company's earnings and cash flows and then uses present value techniques to convert these estimates into a value of the business today. This method uses the following steps:

1. Forecasts are developed on a yearly basis for revenues, expenses, the resulting earnings and the cash expected to be generated by the business. For purposes of this valuation, we utilized projections for the years 2008 – 2012.

2. The present value of the forecasted annual cash flows is determined using present value techniques. For purposes of this valuation, projected net income for the years 2008 – 2012 was equated to forecasted cash flow for the same years.

3. The present value of each year's cash flows are summed together. A total present value for the year's cash flows is computed by adding up the respective present values of each of the forecasted annual cash flows. For purposes of this valuation, the projected net income for the years 2008 – 2012 was equated to yearly cash flows for the same years.

4. The sales value of the company in the final year is estimated. A "continuing" or "terminal" value for the company is computed typically by capitalizing the final year's income or cash flow into an estimate of the sales value of the company at that time. For purposes of this valuation, projected net income for the year 2012 was utilized as the "terminal" value.

5. The future sales value of the company is converted into its present value today. The future sales value is then multiplied by a present value factor to convert it into a measure of the present value of the future sale.

6. The present value of both the cash flows (net income) and the future company sale are added together to arrive at total company value. The present worth of the annual cash flows is added to the present worth of the proceeds from a future sale to arrive at a total value for the business.

The Discounted Future Income Approach deals with uncertainty in two ways. First, the greater the uncertainty, the higher the discount rate used, resulting in a lower present value for the forecasted results. Second, since it is difficult to reliably predict beyond 5 or 7 years in a forecast, many valuators will only forecast year-by-year results for that time period. Then, for the final year (terminal value) a simplified assumption is made that final year's earnings will continue to grow in the future at some assumed

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constant long-term sustainable annual rate of growth. Unless a company is expected to go out of business, most businesses have a continuing life into the future beyond the final forecast year.

The Discounted Future Income Method is suited to handle the rapid growth company and its valuation implications. Each individual year of the rapid growth phase can be separately forecasted and discounted back to a present worth. Then, the stabilized long-term growth can be captured by capitalizing the final forecast year earnings, which represent the period at which the stabilized growth rate is reached.

DISCOUNT RATE

A basic concept of discounting an income stream to its present value is, the greater the investor's required annual rate of return for risk, the less he or she should be willing to invest for a given income stream. As it pertains to an appropriate discount rate, the Discounted Future Income Method involves the development of an expectation of the future earnings of the business that will benefit the investor as a form of return. Then, after analyzing the company, its industry, and the forces that impact it, a valuator can develop a measure of the risk of the business reflected as an annual percentage rate of return. This rate of return, called a discount rate, can then be used to discount the company's forecasted future income stream back to their present worth. The result is the value of the business by the Income Approach. Companies with greater risk will require a greater return and companies with lower risk a lower return.

There are four common models used to develop the Discount Rate:

1. The Capital Asset Pricing Model (CAPM)
2. The Arbitrage Pricing Theory (APT)
3. The Adjusted Capital Asset Pricing Model (ACAPM)
4. Build-Up Method

CAPM is built on the assumption that there is only one type of risk an investor faces, "systemic risk" or "market" risk, which arises from factors affecting the market for common stocks as a whole. Examples of factors affecting systematic risk include the overall economy, inflation, war and related issues.

APT is based on many of the same fundamental concepts as CAPM, particularly in that it also defines risk as being systematic and non-diversifiable in nature. With APT, investors are still assumed to hold diversified portfolios of assets, can eliminate specified company risk factors as a result and, therefore, are left with only systematic risk.

Where APT differs from CAPM is in how APT defines and computes the measure of non-diversifiable, systematic risk. CAPM relies solely on one measure of risk, which is a measure of historic volatility

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relative to the market as a whole. By contrast, APT uses a number of different factor relationships that individually and collectively form the basis of explaining the overall observed volatility relative to the market. As a result, APT is commonly referred to as a "multi-factor" pricing model, whereas CAPM is a single-factor model. The factors in the APT model include:

- Confidence Risk
- Time Horizon Risk
- Inflation Risk
- Business Cycle Risk
- Marketing Timing Risk

The ACAPM model merely takes the CAPM model several steps further by taking the elements of risk associated with small company size and specific company risk factors into account.

Since betas for private companies are not observable, the Build-Up variation of CAPM is used by many business valuators.

The Build-Up Method dispenses with beta altogether and simply says that the rate of return for risk (the discount rate) is a factor of the risk-free rate, a market equity risk premium (above a risk-free rate) for stocks in general and an additional specific company risk premium, if warranted.

For purposes of this valuation, we used the Build-Up variation of CAPM. Our calculation of the discount rate is as follows:

1. First, a risk-free rate of return must be identified. We have decided to utilize the approximate interest rate on long-term (30 year) U.S. Treasury Bonds. As of the end of November, 2008, the rate of such risk-free investments was 4.5%.

2. Next, we must determine the market equity risk premium. In order to use the Capital Asset Pricing Model to estimate the required return for investing in a company, it is important to know how much of an additional return investors have required for investing in company stock above that of a risk-free return from a safe investment such as U.S. Treasury Bonds. Studies on returns of public company stocks enable the valuator to estimate this total additional market equity risk premium required that is above the risk-free rate.

   The stock market benchmark reflects the behavior of the market as a whole. Two examples of commonly used indexes are the S&P 500 and the New York Stock Exchange Composite Index. For purposes of this valuation, we utilized the Ibbotson SBBI 2008 Valuation Yearbook which

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details long-horizon equity risk calculations for market total return for S&P 500 stocks for the years 1926 – 2007. According to the detail presented by Ibbotson, that market total return is 12.3%

3. The last step is to determine if the company warrants an additional Specific Company Risk Premium (SCR). This analysis is based on the positives and the negatives of the organization. The positives are as follows:
   - Projected long-term growth
   - Diversification of company operations
   - Tax credits provided by the IRS and state taxing authorities
   - Company appears financially sound with strong liquidity, adequate working capital and a capable management team
   - The solar energy business is appealing to those with environmental concerns
   - Individuals and businesses can become energy independent

   The negatives of the company would include the following:

   - Potential need to obtain debt on equity financing
   - Fluctuation in cash flow
   - Fluctuation in the price of the company's common stock
   - Larger competition
   - Intellectual property protection issues
   - Potential product liability claims and unexpected warranty issues
   - The condition of the national and local economy
   - Technology changes in the solar industry
   - Any reduction in the availability of rebates, tax credits and other financial incentives

Based on the above parameters, we have estimated the specific company risk premium to be [redacted]

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Summation of Discount Rate using the Build-Up Method:

Risk-free rate of return	4.5%
Market equity risk premium	12.3%
Additional specific company risk premium	[redacted]
	[redacted]

Calculation of value using the Discounted Future Income Method:

	2008	2009	2010	2011
Projected net income	[redacted]	[redacted]	[redacted]	[redacted]
Times present value factor (mid-period) based on discount rate	[redacted]	[redacted]	[redacted]	[redacted]
Present Value Projected Income	[redacted]	[redacted]	[redacted]	[redacted]

Total present value of projected net income (years 2008 - 2011)	$ 3,134,916
Plus: Present value of proceeds of future sale (see below)	5,869,245
Final value by Discounted Future Income Method	$ 9,004,161

Present value of proceeds of future sale calculation:

Terminal value year 2012	[redacted]
Divided by: Discount Rate	[redacted]
	[redacted]
Times present value factor end of the period discounting convention. Based on receiving the sale proceeds at the end of year 4 based on the capitalized value of year 5 net income	[redacted]
	[redacted]

David L. Firestone, CPA, CrFA, CFE

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